Item 77H-Changes in Control of Registrant
As of August 31, 2005, MLPF&S, Jacksonville, FL, has ceased to be a controlling person of the Registrant by owning less than 25% of the voting securities of the Registrant.
As of April 3, 2006, Fifth Third Bank TTEE,
Cincinnati, OH has attained control of the Registrant by acquiring 69.01%* of the voting securities of the Registrant.